06013972

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 JUN -1 P 1:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : May 16, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Notice of Extraordinary General Meeting – Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed six copies of the Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Monday, 12th June 2006, which is being circulated to the shareholders.

This is for your information and records.

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006.

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each."

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant".

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

4. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

   i) 7,50,00,000 equity shares of Rs. 10/- each ; and

   ii) 10,00,000 preference shares of Rs.100/- each

   with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of warrants in accordance with the "SEBI (DIP) Guidelines" would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of warrants, if any, as above, shall be subject to the following terms and conditions:

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of...

or failing him..of...

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and at any adjournment thereof.

Signed this.................. Day of 2006

Affix 1/- Rupee Revenue Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

1. The warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with "SEBI (DIP) Guidelines" for preferential allotment of shares.

3. The warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and "SEBI (DIP) Guidelines" for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of warrants or shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian Stock Exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 5:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION:**

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or

bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER THAT the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws."

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering

into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 5 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. The Memorandam and Articles of Association of the Company are open for inspection at the Registered Office of the Company during the office hours on all working days up to the date of meeting and will also be available for inspection at the meeting.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 12th May 2006.

Item No. 1 & 2:

The Company, in order to meet its growth objectives may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 70 crore to Rs. 85 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorized Share Capital and for the alteration of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in the said resolutions.

Item No. 3 :-

At present, the Company has borrowing limits upto Rs.300 crore approved by the members under section 293(1)(d) of the Companies Act 1956. The total borrowings from banks and other financial institutions including unsecured loans were Rs. 82 crore as on 31st March 2006. Keeping in view the expansion plans and consequent fund requirements of the Company, it is proposed to increase the borrowing limits of the Company up to a maximum amount of Rs.2000 crores. As per Section 293 (1) (d) of the Companies Act, 1956, the proposal to increase the borrowing limits of the company requires members approval by way of an ordinary resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 3 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

Item No. 4 :-

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 12,65,000 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs. Sucharitha Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, Mrs. Shobana Kamineni and Mrs. Sangita Reddy together referred to as "Investors".

The proposed Allottees in the private placement of warrants are Promoters / Promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 12,65,000 equity share warrants of nominal value Rs 10/- each at a premium of Rs 489.03 per share warrant totaling to an issue price of Rs. 499.03 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 499.03 per warrant, which is in accordance with the "SEBI (DIP) Guidelines" and for the purpose of the said guidelines the relevant date is 13th May 2006. The Subscriber(s) to warrants shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / Key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of warrants to be subscribed
1.	Dr. Prathap C Reddy	210,850
2.	Mrs. Sucharitha Reddy	210,830
3.	Mrs. Preetha Reddy	210,830
4.	Mrs. Suneeta Reddy	210,830
5.	Mrs. Shobana Kamineni	210,830
6.	Mrs. Sangita Reddy	210,830
	Total	**12,65,000**

(e) **Shareholding pattern before and after the offer :**

Sl. No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	13,931,957	27.53	15,196,957	29.30
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	**13,931,957**	**27.53**	**15,196,957**	**29.30**
B.	**Non Promoters Holding**				
3.	**Institutional Investors**				
	Mutual Funds and UTI	68,997	0.14	68,997	0.13
	Banks, FIs, Insurance Companies	1,059,091	2.09	1,059,091	2.04
	FIIs	15,949,066	31.52	15,949,066	30.75
	Sub-Total	**17,077,154**	**33.75**	**17,077,154**	**32.93**
4.	**Others**				
	Private Corporate Bodies	1,037,148	2.05	1,037,148	2.00
	Indian Public	5,218,642	10.31	5,218,642	10.06
	NRIs/OCBs	1,296,251	2.56	1,296,251	2.50
	Any other				
	Foreign Companies	5,500,000	10.87	5,500,000	10.60
	GDR Depositary (The Bank of New York)	6,537,466	12.92	6,537,466	12.61
	Sub-Total	**19,589,507**	**38.72**	**19,589,507**	**37.77**
	Grand Total	**50,598,618**	**100**	**51,863,618**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 12th May 2006.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 12,65,000 warrants proposed to be issued to Promoters / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 5 of the Notice.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in "SEBI (DIP) Guidelines" for preferential issues. A copy of the certificate is being placed before the shareholders at the meeting.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 4 of the accompanying Notice for approval of the Members.

Memorandum of Interest

Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, and Mrs. Sangita Reddy, Directors of the Company may be deemed interested in this resolution to the extent of number of warrants allotted to them. Mr. P. Obul Reddy, Director may be deemed interested in this resolution as a relative of Mrs. Preetha Reddy and Mrs. Suneeta Reddy.

Item No. 5 :-

The company proposes to raise further capital to finance expansion programme in India and abroad. This is planned through issue of securities in the international markets to achieve the significant competitive advantage through easy access to large amounts of international capital, with extended maturities, at optimal costs.

Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Foreign Securities issued by an Indian Company listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets and have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves the financial leverage;

v) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements.

Taking into account the above facts and availability of low cost of funds in the International Market, it is considered prudent to raise capital from international markets through issue of foreign securities viz., GDRs / ADRs / FCCBs to foreign investors.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law. The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006.

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each."

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant".

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

4. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

   i) 7,50,00,000 equity shares of Rs. 10/- each ; and

   ii) 10,00,000 preference shares of Rs.100/- each

   with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of warrants in accordance with the "SEBI (DIP) Guidelines" would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of warrants, if any, as above, shall be subject to the following terms and conditions:

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of...

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of...

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and at any adjournment thereof.

Signed this.................. Day of 2006

Affix 1/- Rupee Revenue Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

1. The warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with "SEBI (DIP) Guidelines" for preferential allotment of shares.

3. The warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and "SEBI (DIP) Guidelines" for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of warrants or shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian Stock Exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 5:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION:**

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or

bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER THAT the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws."

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering

into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 5 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. The Memorandam and Articles of Association of the Company are open for inspection at the Registered Office of the Company during the office hours on all working days up to the date of meeting and will also be available for inspection at the meeting.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 12th May 2006.

Item No. 1 & 2:

The Company, in order to meet its growth objectives may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 70 crore to Rs. 85 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorized Share Capital and for the alteration of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in the said resolutions.

Item No. 3 :-

At present, the Company has borrowing limits upto Rs.300 crore approved by the members under section 293(1)(d) of the Companies Act 1956. The total borrowings from banks and other financial institutions including unsecured loans were Rs. 82 crore as on 31st March 2006. Keeping in view the expansion plans and consequent fund requirements of the Company, it is proposed to increase the borrowing limits of the Company up to a maximum amount of Rs.2000 crores. As per Section 293 (1) (d) of the Companies Act, 1956, the proposal to increase the borrowing limits of the company requires members approval by way of an ordinary resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 3 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

Item No. 4 :-

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 12,65,000 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs. Sucharitha Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, Mrs. Shobana Kamineni and Mrs. Sangita Reddy together referred to as "Investors".

The proposed Allottees in the private placement of warrants are Promoters / Promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 12,65,000 equity share warrants of nominal value Rs 10/- each at a premium of Rs 489.03 per share warrant totaling to an issue price of Rs. 499.03 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 499.03 per warrant, which is in accordance with the "SEBI (DIP) Guidelines" and for the purpose of the said guidelines the relevant date is 13th May 2006. The Subscriber(s) to warrants shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / Key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of warrants to be subscribed
1.	Dr. Prathap C Reddy	210,850
2.	Mrs. Sucharitha Reddy	210,830
3.	Mrs. Preetha Reddy	210,830
4.	Mrs. Suneeta Reddy	210,830
5.	Mrs. Shobana Kamineni	210,830
6.	Mrs. Sangita Reddy	210,830
	Total	**12,65,000**

(e) **Shareholding pattern before and after the offer :**

Sl. No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	13,931,957	27.53	15,196,957	29.30
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	**13,931,957**	**27.53**	**15,196,957**	**29.30**
B.	**Non Promoters Holding**				
3.	**Institutional Investors**				
	Mutual Funds and UTI	68,997	0.14	68,997	0.13
	Banks, FIs, Insurance Companies	1,059,091	2.09	1,059,091	2.04
	FIIs	15,949,066	31.52	15,949,066	30.75
	Sub-Total	**17,077,154**	**33.75**	**17,077,154**	**32.93**
4.	**Others**				
	Private Corporate Bodies	1,037,148	2.05	1,037,148	2.00
	Indian Public	5,218,642	10.31	5,218,642	10.06
	NRIs/OCBs	1,296,251	2.56	1,296,251	2.50
	Any other				
	Foreign Companies	5,500,000	10.87	5,500,000	10.60
	GDR Depositary (The Bank of New York)	6,537,466	12.92	6,537,466	12.61
	Sub-Total	**19,589,507**	**38.72**	**19,589,507**	**37.77**
	Grand Total	**50,598,618**	**100**	**51,863,618**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 12th May 2006.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 12,65,000 warrants proposed to be issued to Promoters / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 5 of the Notice.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in "SEBI (DIP) Guidelines" for preferential issues. A copy of the certificate is being placed before the shareholders at the meeting.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 4 of the accompanying Notice for approval of the Members.

Memorandum of Interest

Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, and Mrs. Sangita Reddy, Directors of the Company may be deemed interested in this resolution to the extent of number of warrants allotted to them. Mr. P. Obul Reddy, Director may be deemed interested in this resolution as a relative of Mrs. Preetha Reddy and Mrs. Suneeta Reddy.

Item No. 5 :-

The company proposes to raise further capital to finance expansion programme in India and abroad. This is planned through issue of securities in the international markets to achieve the significant competitive advantage through easy access to large amounts of international capital, with extended maturities, at optimal costs.

Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Foreign Securities issued by an Indian Company listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets and have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves the financial leverage;

v) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements.

Taking into account the above facts and availability of low cost of funds in the International Market, it is considered prudent to raise capital from international markets through issue of foreign securities viz., GDRs / ADRs / FCCBs to foreign investors.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law. The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006.

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each."

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant".

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

4. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

   i) 7,50,00,000 equity shares of Rs. 10/- each ; and

   ii) 10,00,000 preference shares of Rs.100/- each

   with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of warrants in accordance with the "SEBI (DIP) Guidelines" would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of warrants, if any, as above, shall be subject to the following terms and conditions:

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We .... of ....

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

.... of ....

or failing him .... of ....

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and at any adjournment thereof.

Signed this.................. Day of 2006

Affix 1/- Rupee Revenue Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

1. The warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with "SEBI (DIP) Guidelines" for preferential allotment of shares.

3. The warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and "SEBI (DIP) Guidelines" for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of warrants or shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian Stock Exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 5:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION:**

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or

bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER THAT the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws."

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering

into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 5 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. The Memorandam and Articles of Association of the Company are open for inspection at the Registered Office of the Company during the office hours on all working days up to the date of meeting and will also be available for inspection at the meeting.

EXPLANATORY STATEMENT
(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 12th May 2006.

Item No. 1 & 2:

The Company, in order to meet its growth objectives may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 70 crore to Rs. 85 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorized Share Capital and for the alteration of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in the said resolutions.

Item No. 3 :-

At present, the Company has borrowing limits upto Rs.300 crore approved by the members under section 293(1)(d) of the Companies Act 1956. The total borrowings from banks and other financial institutions including unsecured loans were Rs. 82 crore as on 31st March 2006. Keeping in view the expansion plans and consequent fund requirements of the Company, it is proposed to increase the borrowing limits of the Company up to a maximum amount of Rs.2000 crores. As per Section 293 (1) (d) of the Companies Act, 1956, the proposal to increase the borrowing limits of the company requires members approval by way of an ordinary resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 3 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

Item No. 4 :-

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 12,65,000 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs. Sucharitha Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, Mrs. Shobana Kamineni and Mrs. Sangita Reddy together referred to as "Investors".

The proposed Allottees in the private placement of warrants are Promoters / Promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 12,65,000 equity share warrants of nominal value Rs 10/- each at a premium of Rs 489.03 per share warrant totaling to an issue price of Rs. 499.03 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 499.03 per warrant, which is in accordance with the "SEBI (DIP) Guidelines" and for the purpose of the said guidelines the relevant date is 13th May 2006. The Subscriber(s) to warrants shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / Key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of warrants to be subscribed
1.	Dr. Prathap C Reddy	210,850
2.	Mrs. Sucharitha Reddy	210,830
3.	Mrs. Preetha Reddy	210,830
4.	Mrs. Suneeta Reddy	210,830
5.	Mrs. Shobana Kamineni	210,830
6.	Mrs. Sangita Reddy	210,830
	Total	**12,65,000**

(e) **Shareholding pattern before and after the offer :**

Sl. No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	13,931,957	27.53	15,196,957	29.30
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	**13,931,957**	**27.53**	**15,196,957**	**29.30**
B.	**Non Promoters Holding**				
3.	**Institutional Investors**				
	Mutual Funds and UTI	68,997	0.14	68,997	0.13
	Banks, FIs, Insurance Companies	1,059,091	2.09	1,059,091	2.04
	FIIs	15,949,066	31.52	15,949,066	30.75
	Sub-Total	**17,077,154**	**33.75**	**17,077,154**	**32.93**
4.	**Others**				
	Private Corporate Bodies	1,037,148	2.05	1,037,148	2.00
	Indian Public	5,218,642	10.31	5,218,642	10.06
	NRIs/OCBs	1,296,251	2.56	1,296,251	2.50
	Any other				
	Foreign Companies	5,500,000	10.87	5,500,000	10.60
	GDR Depositary (The Bank of New York)	6,537,466	12.92	6,537,466	12.61
	Sub-Total	**19,589,507**	**38.72**	**19,589,507**	**37.77**
	Grand Total	**50,598,618**	**100**	**51,863,618**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 12th May 2006.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 12,65,000 warrants proposed to be issued to Promoters / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 5 of the Notice.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in "SEBI (DIP) Guidelines" for preferential issues. A copy of the certificate is being placed before the shareholders at the meeting.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 4 of the accompanying Notice for approval of the Members.

Memorandum of Interest

Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, and Mrs. Sangita Reddy, Directors of the Company may be deemed interested in this resolution to the extent of number of warrants allotted to them. Mr. P. Obul Reddy, Director may be deemed interested in this resolution as a relative of Mrs. Preetha Reddy and Mrs. Suneeta Reddy.

Item No. 5 :-

The company proposes to raise further capital to finance expansion programme in India and abroad. This is planned through issue of securities in the international markets to achieve the significant competitive advantage through easy access to large amounts of international capital, with extended maturities, at optimal costs.

Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Foreign Securities issued by an Indian Company listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets and have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves the financial leverage;

v) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements.

Taking into account the above facts and availability of low cost of funds in the International Market, it is considered prudent to raise capital from international markets through issue of foreign securities viz., GDRs / ADRs / FCCBs to foreign investors.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law. The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

4. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

   i) 7,50,00,000 equity shares of Rs. 10/- each ; and

   ii) 10,00,000 preference shares of Rs.100/- each

   with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of warrants in accordance with the "SEBI (DIP) Guidelines" would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of warrants, if any, as above, shall be subject to the following terms and conditions:

Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006.

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each."

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant".

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of...

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of...

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and at any adjournment thereof.

Signed this.................. Day of 2006

Affix 1/- Rupee Revenue Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

1. The warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with "SEBI (DIP) Guidelines" for preferential allotment of shares.

3. The warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and "SEBI (DIP) Guidelines" for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of warrants or shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian Stock Exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 5:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION:**

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or

bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER THAT the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws."

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering

into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 5 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. The Memorandam and Articles of Association of the Company are open for inspection at the Registered Office of the Company during the office hours on all working days up to the date of meeting and will also be available for inspection at the meeting.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 12th May 2006.

Item No. 1 & 2:

The Company, in order to meet its growth objectives may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 70 crore to Rs. 85 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorized Share Capital and for the alteration of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in the said resolutions.

Item No. 3 :-

At present, the Company has borrowing limits upto Rs.300 crore approved by the members under section 293(1)(d) of the Companies Act 1956. The total borrowings from banks and other financial institutions including unsecured loans were Rs. 82 crore as on 31st March 2006. Keeping in view the expansion plans and consequent fund requirements of the Company, it is proposed to increase the borrowing limits of the Company up to a maximum amount of Rs.2000 crores. As per Section 293 (1) (d) of the Companies Act, 1956, the proposal to increase the borrowing limits of the company requires members approval by way of an ordinary resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 3 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

Item No. 4 :-

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 12,65,000 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs. Sucharitha Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, Mrs. Shobana Kamineni and Mrs. Sangita Reddy together referred to as "Investors".

The proposed Allottees in the private placement of warrants are Promoters / Promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 12,65,000 equity share warrants of nominal value Rs 10/- each at a premium of Rs 489.03 per share warrant totaling to an issue price of Rs. 499.03 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 499.03 per warrant, which is in accordance with the "SEBI (DIP) Guidelines" and for the purpose of the said guidelines the relevant date is 13th May 2006. The Subscriber(s) to warrants shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / Key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of warrants to be subscribed
1.	Dr. Prathap C Reddy	210,850
2.	Mrs. Sucharitha Reddy	210,830
3.	Mrs. Preetha Reddy	210,830
4.	Mrs. Suneeta Reddy	210,830
5.	Mrs. Shobana Kamineni	210,830
6.	Mrs. Sangita Reddy	210,830
	Total	**12,65,000**

(e) **Shareholding pattern before and after the offer :**

Sl. No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	13,931,957	27.53	15,196,957	29.30
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	**13,931,957**	**27.53**	**15,196,957**	**29.30**
B.	**Non Promoters Holding**				
3.	**Institutional Investors**				
	Mutual Funds and UTI	68,997	0.14	68,997	0.13
	Banks, FIs, Insurance Companies	1,059,091	2.09	1,059,091	2.04
	FIIs	15,949,066	31.52	15,949,066	30.75
	Sub-Total	**17,077,154**	**33.75**	**17,077,154**	**32.93**
4.	**Others**				
	Private Corporate Bodies	1,037,148	2.05	1,037,148	2.00
	Indian Public	5,218,642	10.31	5,218,642	10.06
	NRIs/OCBs	1,296,251	2.56	1,296,251	2.50
	Any other				
	Foreign Companies	5,500,000	10.87	5,500,000	10.60
	GDR Depositary (The Bank of New York)	6,537,466	12.92	6,537,466	12.61
	Sub-Total	**19,589,507**	**38.72**	**19,589,507**	**37.77**
	Grand Total	**50,598,618**	**100**	**51,863,618**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 12th May 2006.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 12,65,000 warrants proposed to be issued to Promoters / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 5 of the Notice.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in "SEBI (DIP) Guidelines" for preferential issues. A copy of the certificate is being placed before the shareholders at the meeting.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 4 of the accompanying Notice for approval of the Members.

Memorandum of Interest

Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, and Mrs. Sangita Reddy, Directors of the Company may be deemed interested in this resolution to the extent of number of warrants allotted to them. Mr. P. Obul Reddy, Director may be deemed interested in this resolution as a relative of Mrs. Preetha Reddy and Mrs. Suneeta Reddy.

Item No. 5 :-

The company proposes to raise further capital to finance expansion programme in India and abroad. This is planned through issue of securities in the international markets to achieve the significant competitive advantage through easy access to large amounts of international capital, with extended maturities, at optimal costs.

Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Foreign Securities issued by an Indian Company listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets and have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves the financial leverage;

v) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements.

Taking into account the above facts and availability of low cost of funds in the International Market, it is considered prudent to raise capital from international markets through issue of foreign securities viz., GDRs / ADRs / FCCBs to foreign investors.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law. The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006.

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each."

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant".

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

4. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and

ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of warrants in accordance with the "SEBI (DIP) Guidelines" would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of warrants, if any, as above, shall be subject to the following terms and conditions:

Apollo Hospitals — CHENNAI —
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals — CHENNAI —
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of..

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and at any adjournment thereof.

Signed this.................. Day of 2006

Affix 1/- Rupee Revenue Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

1. The warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with "SEBI (DIP) Guidelines" for preferential allotment of shares.

3. The warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and "SEBI (DIP) Guidelines" for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of warrants or shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian Stock Exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 5:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION:**

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or

bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER THAT the Bqard and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws."

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering

into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 5 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. The Memorandam and Articles of Association of the Company are open for inspection at the Registered Office of the Company during the office hours on all working days up to the date of meeting and will also be available for inspection at the meeting.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 12th May 2006.

Item No. 1 & 2:

The Company, in order to meet its growth objectives may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 70 crore to Rs. 85 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorized Share Capital and for the alteration of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in the said resolutions.

Item No. 3 :-

At present, the Company has borrowing limits upto Rs.300 crore approved by the members under section 293(1)(d) of the Companies Act 1956. The total borrowings from banks and other financial institutions including unsecured loans were Rs. 82 crore as on 31st March 2006. Keeping in view the expansion plans and consequent fund requirements of the Company, it is proposed to increase the borrowing limits of the Company up to a maximum amount of Rs.2000 crores. As per Section 293 (1) (d) of the Companies Act, 1956, the proposal to increase the borrowing limits of the company requires members approval by way of an ordinary resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 3 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

Item No. 4 :-

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 12,65,000 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs. Sucharitha Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, Mrs. Shobana Kamineni and Mrs. Sangita Reddy together referred to as "Investors".

The proposed Allottees in the private placement of warrants are Promoters / Promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 12,65,000 equity share warrants of nominal value Rs 10/- each at a premium of Rs 489.03 per share warrant totaling to an issue price of Rs. 499.03 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 499.03 per warrant, which is in accordance with the "SEBI (DIP) Guidelines" and for the purpose of the said guidelines the relevant date is 13th May 2006. The Subscriber(s) to warrants shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / Key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of warrants to be subscribed
1.	Dr. Prathap C Reddy	210,850
2.	Mrs. Sucharitha Reddy	210,830
3.	Mrs. Preetha Reddy	210,830
4.	Mrs. Suneeta Reddy	210,830
5.	Mrs. Shobana Kamineni	210,830
6.	Mrs. Sangita Reddy	210,830
	Total	**12,65,000**

(e) Shareholding pattern before and after the offer :

Sl. No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	13,931,957	27.53	15,196,957	29.30
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	**13,931,957**	**27.53**	**15,196,957**	**29.30**
B.	**Non Promoters Holding**				
3.	***Institutional Investors***				
	Mutual Funds and UTI	68,997	0.14	68,997	0.13
	Banks, FIs, Insurance Companies	1,059,091	2.09	1,059,091	2.04
	FIIs	15,949,066	31.52	15,949,066	30.75
	Sub-Total	**17,077,154**	**33.75**	**17,077,154**	**32.93**
4.	**Others**				
	Private Corporate Bodies	1,037,148	2.05	1,037,148	2.00
	Indian Public	5,218,642	10.31	5,218,642	10.06
	NRIs/OCBs	1,296,251	2.56	1,296,251	2.50
	Any other				
	Foreign Companies	5,500,000	10.87	5,500,000	10.60
	GDR Depositary (The Bank of New York)	6,537,466	12.92	6,537,466	12.61
	Sub-Total	**19,589,507**	**38.72**	**19,589,507**	**37.77**
	Grand Total	**50,598,618**	**100**	**51,863,618**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 12th May 2006.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 12,65,000 warrants proposed to be issued to Promoters / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 5 of the Notice.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in "SEBI (DIP) Guidelines" for preferential issues. A copy of the certificate is being placed before the shareholders at the meeting.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 4 of the accompanying Notice for approval of the Members.

Memorandum of Interest

Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, and Mrs. Sangita Reddy, Directors of the Company may be deemed interested in this resolution to the extent of number of warrants allotted to them. Mr. P. Obul Reddy, Director may be deemed interested in this resolution as a relative of Mrs. Preetha Reddy and Mrs. Suneeta Reddy.

Item No. 5 :-

The company proposes to raise further capital to finance expansion programme in India and abroad. This is planned through issue of securities in the international markets to achieve the significant competitive advantage through easy access to large amounts of international capital, with extended maturities, at optimal costs.

Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Foreign Securities issued by an Indian Company listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets and have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves the financial leverage;

v) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements.

Taking into account the above facts and availability of low cost of funds in the International Market, it is considered prudent to raise capital from international markets through issue of foreign securities viz., GDRs / ADRs / FCCBs to foreign investors.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law. The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

Apollo Hospitals

CHENNAI

touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006.

NOTICE TO THE SHAREHOLDERS

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai - 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 70,00,00,000 (Rupees Seventy Crore) divided into :-

i) 6,00,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 Preference Shares of Rs. 100/- each

be and is hereby increased to Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs. 100/- each."

"RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following:-

V. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

i) 7,50,00,000 equity shares of Rs. 10/- each ; and
ii) 10,00,000 preference shares of Rs.100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant".

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 4 with the following Article:

4. The Authorised Share Capital of the Company is Rs. 85,00,00,000 (Rupees Eighty Five Crore) divided into :-

   i) 7,50,00,000 equity shares of Rs. 10/- each ; and

   ii) 10,00,000 preference shares of Rs.100/- each

   with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION:**

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 19th September 2002, the consent of the Company be and is hereby accorded under the provisions of Section 293(1)(d) of the Companies Act, 1956, to the Board of Directors of the Company to borrow from time to time all such sums of money as they may deem requisite for the purpose of the business of the Company notwithstanding that moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) will exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount up to which moneys may be borrowed by the Board of Directors shall not exceed the sum of Rs. 2000 Crores at any time."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 12,65,000 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of warrants in accordance with the "SEBI (DIP) Guidelines" would be 13th May 2006, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of warrants, if any, as above, shall be subject to the following terms and conditions:

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai-600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of..

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Monday, the 12th June 2006 at 3.00 p.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and at any adjournment thereof.

Signed this.................. Day of 2006

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Affix 1/- Rupee Revenue Stamp

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

1. The warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 499.03 which includes a premium of Rs. 489.03 per share not less than the price calculated in accordance with "SEBI (DIP) Guidelines" for preferential allotment of shares.

3. The warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and "SEBI (DIP) Guidelines" for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of warrants or shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian Stock Exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 5:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION:**

a) "RESOLVED THAT in accordance with and subject to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of Government of India (GOI) , RBI, SEBI and any other appropriate authorities, institutions or

bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, consent of the Company be and is hereby accorded to Board of Directors (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution) to issue, offer and allot pursuant to international / domestic offerings in one or more foreign markets, in one or more tranches whether in one or more currency, Equity Shares, Foreign Currency Convertible Bonds (FCCBs), Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, other Corporate Bodies, Residents / Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate / equivalent not exceeding USD 115 million (including green shoe option) in international offerings by way of public issue, rights issue, reservation on competitive basis, reservation on firm allotment basis, private placement, preferential allotment basis, etc. "

b) "RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible."

c) "RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets."

d) "RESOLVED FURTHER THAT the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets."

e) "RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws."

f) "RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document."

g) "RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law."

h) "RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering

into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit."

i) "RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole-time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 5 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eight Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. The Memorandam and Articles of Association of the Company are open for inspection at the Registered Office of the Company during the office hours on all working days up to the date of meeting and will also be available for inspection at the meeting.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 12th May 2006.

Item No. 1 & 2:

The Company, in order to meet its growth objectives may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 70 crore to Rs. 85 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorized Share Capital and for the alteration of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in the said resolutions.

Item No. 3 :-

At present, the Company has borrowing limits upto Rs.300 crore approved by the members under section 293(1)(d) of the Companies Act 1956. The total borrowings from banks and other financial institutions including unsecured loans were Rs. 82 crore as on 31st March 2006. Keeping in view the expansion plans and consequent fund requirements of the Company, it is proposed to increase the borrowing limits of the Company up to a maximum amount of Rs.2000 crores. As per Section 293 (1) (d) of the Companies Act, 1956, the proposal to increase the borrowing limits of the company requires members approval by way of an ordinary resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 3 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

Item No. 4 :-

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 12,65,000 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs. Sucharitha Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, Mrs. Shobana Kamineni and Mrs. Sangita Reddy together referred to as "Investors".

The proposed Allottees in the private placement of warrants are Promoters / Promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 12,65,000 equity share warrants of nominal value Rs 10/- each at a premium of Rs 489.03 per share warrant totaling to an issue price of Rs. 499.03 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs. 499.03 per warrant, which is in accordance with the "SEBI (DIP) Guidelines" and for the purpose of the said guidelines the relevant date is 13th May 2006. The Subscriber(s) to warrants shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / Key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of warrants to be subscribed
1.	Dr. Prathap C Reddy	210,850
2.	Mrs. Sucharitha Reddy	210,830
3.	Mrs. Preetha Reddy	210,830
4.	Mrs. Suneeta Reddy	210,830
5.	Mrs. Shobana Kamineni	210,830
6.	Mrs. Sangita Reddy	210,830
	Total	**12,65,000**

(e) **Shareholding pattern before and after the offer :**

Sl. No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	13,931,957	27.53	15,196,957	29.30
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	**13,931,957**	**27.53**	**15,196,957**	**29.30**
B.	**Non Promoters Holding**				
3.	**Institutional Investors**				
	Mutual Funds and UTI	68,997	0.14	68,997	0.13
	Banks, FIs, Insurance Companies	1,059,091	2.09	1,059,091	2.04
	FIIs	15,949,066	31.52	15,949,066	30.75
	Sub-Total	**17,077,154**	**33.75**	**17,077,154**	**32.93**
4.	**Others**				
	Private Corporate Bodies	1,037,148	2.05	1,037,148	2.00
	Indian Public	5,218,642	10.31	5,218,642	10.06
	NRIs/OCBs	1,296,251	2.56	1,296,251	2.50
	Any other				
	Foreign Companies	5,500,000	10.87	5,500,000	10.60
	GDR Depositary (The Bank of New York)	6,537,466	12.92	6,537,466	12.61
	Sub-Total	**19,589,507**	**38.72**	**19,589,507**	**37.77**
	Grand Total	**50,598,618**	**100**	**51,863,618**	**100**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 12th May 2006.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 12,65,000 warrants proposed to be issued to Promoters / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 5 of the Notice.

(f) Proposed time limit within which the allotment shall be completed:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in "SEBI (DIP) Guidelines" for preferential issues. A copy of the certificate is being placed before the shareholders at the meeting.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The Board of Directors accordingly recommends the resolution set out at Item No. 4 of the accompanying Notice for approval of the Members.

Memorandum of Interest

Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy, and Mrs. Sangita Reddy, Directors of the Company may be deemed interested in this resolution to the extent of number of warrants allotted to them. Mr. P. Obul Reddy, Director may be deemed interested in this resolution as a relative of Mrs. Preetha Reddy and Mrs. Suneeta Reddy.

Item No. 5 :-

The company proposes to raise further capital to finance expansion programme in India and abroad. This is planned through issue of securities in the international markets to achieve the significant competitive advantage through easy access to large amounts of international capital, with extended maturities, at optimal costs.

Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Foreign Securities issued by an Indian Company listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets and have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves the financial leverage;

v) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements.

Taking into account the above facts and availability of low cost of funds in the International Market, it is considered prudent to raise capital from international markets through issue of foreign securities viz., GDRs / ADRs / FCCBs to foreign investors.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law. The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for approval of the Members.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 12th May 2006

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.